CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2008

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

	September 30	December 31
	2008	2007
	(Unaudited)

Assets

Current assets
Cash and cash equivalents	$22,761,095	$33,040,579
Amounts receivable	501,901	211,864
Prepaid expenses and deposits	337,819	668,407
	23,600,815	33,920,850

Mineral property interests (note 5)	118,232,309	117,287,309
Equipment (note 4)	466,648	548,280
Investments	1	1
	$142,299,773	$151,756,440

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$2,344,661	$1,912,150
Amounts due to related parties (note 8)	228,025	345,420
Current portion of long-term payable (note 8(a)(i))	532,100	991,300
	3,104,786	3,248,870

Long-term payable (note 8(a)(i))	1,064,200	991,300
Future income tax liabilities	29,415,957	25,510,000

Shareholders' equity
Share capital (note 6(b))	175,044,539	175,044,539
Contributed surplus (note 6(e))	13,111,630	10,680,085
Deficit	(79,441,339)	(63,718,354)
	108,714,830	122,006,270

Commitments (note 9)
	$142,299,773	$151,756,440

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ David Copeland	/s/ Ronald Thiessen

David J. Copeland	Ronald W. Thiessen
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars except for number of shares)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Expenses
Amortization	$16,951	$–	$40,899	$–
Conference and travel	247,379	451,122	700,896	1,031,026
Consulting	44,507	–	104,675	–
Exploration (schedule)	3,335,212	4,282,568	6,761,767	10,542,138
Exploration - stock-based compensation (note 6(d))	42,766	25,505	306,401	140,362
Insurance	31,289	37,440	108,086	127,512
Interest expense	–	4	–	362,953
Interest income	(149,570)	(257,628)	(610,815)	(667,790)
Legal, accounting and audit	158,424	156,286	539,001	420,329
Loss on extinguishment of promissory note	–	–	–	376,366
Office and administration	711,306	1,018,418	2,271,560	2,421,812
Operations and administration - stock-based
compensation (note 6(d))	287,751	683,855	1,415,144	1,991,466
Project investigation	9,387	–	16,920	–
Shareholder communications	60,005	87,833	196,642	224,653
Trust and filing	24,155	35,437	80,600	94,562
Loss before the following:	4,819,562	6,520,840	11,931,776	17,065,389
Foreign exchange loss (gain) related to future
income tax liability (note 7(b)(iv))	1,119,083	(719,580)	3,670,957	(2,886,030)
Foreign exchange loss (gain)	116,079	510,489	120,252	995,749
Loss and comprehensive loss for the period	$6,054,724	$6,311,749	$15,722,985	$15,175,108

Basic and diluted loss per share	$(0.05)	$(0.05)	$(0.12)	$(0.13)

Weighted average number of
common shares outstanding	129,053,041	120,790,152	129,053,041	114,312,459

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Deficit, beginning of period	$(73,386,615)	$(51,146,258)	$(63,718,354)	$(42,282,899)
Loss for the period	(6,054,724)	(6,311,749)	(15,722,985)	(15,175,108)
Deficit, end of period	$(79,441,339)	$(57,458,007)	$(79,441,339)	$(57,458,007)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
Cash provided by (used for)	2008	2007	2008	2007

Operating activities
Loss for the period	$(6,054,724)	$(6,311,749)	$(15,722,985)	$(15,175,108)
Items not involving cash
Accretion, net of interest	–	–	–	98,634
Amortization	67,222	19,178	207,400	188,419
Interest paid by issuance of common shares	–	–	–	156,274
Foreign exchange loss (gain)	1,185,833	(683,580)	3,730,907	(2,896,429)
Loss on extinguishment of convertible promissory note	–	–	–	376,366
Stock-based compensation	330,517	709,361	1,721,545	2,131,828
Changes in non-cash working capital items
Amounts receivable	(66,805)	21,680	(290,037)	(78,771)
Prepaid expenses	(60,619)	(67,959)	330,588	11,818
Accounts payable and accrued liabilities	1,252,007	225,852	432,511	(2,129,153)
Due to (from) related parties	30,819	307,779	(117,395)	643,055
Cash used for operating activities	(3,315,750)	(5,779,438)	(9,707,466)	(16,673,067)

Investing activities
Acquisition of property and equipment	(64,703)	(29,942)	(125,768)	(242,719)
Principal payment on long-term payable	–	–	(446,250)	–
Cash used for investing activities	(64,703)	(29,942)	(572,018)	(242,719)

Financing activities
Issuance of common shares, net of issue costs	–	18,000	–	48,893,029
Repayment of convertible promissory note	–	–	–	(12,075,000)
Repayment to related party	–	28,196	–	(1,471,804)
Cash provided by financing activities	–	46,196	–	35,346,225

Increase (decrease) in cash and cash equivalents	(3,380,453)	(5,763,184)	(10,279,484)	18,430,439
Cash and cash equivalents, beginning of period	26,141,548	25,985,425	33,040,579	1,791,802

Cash and cash equivalents, end of period	$22,761,095	$20,222,241	$22,761,095	$20,222,241

Components of cash and cash equivalents are as follows:
Cash	$1,780,286	$1,462,375	$1,780,286	$1,462,375
Government of Canada treasury bills	20,980,809	18,759,866	20,980,809	18,759,866
	$22,761,095	$20,222,241	$22,761,095	$20,222,241

Supplementary information
Interest paid	$–	$3,938	$–	$159,885

Non-cash financing and investing activities
Fair value of stock options transferred from
contributed surplus to share capital on options exercised	$–	$6,500	$–	$23,494
Interest paid by issuance of common shares	$–	$–	$–	$156,274

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
Xietongmen Property, China	2008	2007	2008	2007

Exploration Costs
Amortization	$50,271	$19,178	$166,501	$188,419
Assays and analysis	12,108	194,967	89,971	456,902
Drilling	56,665	1,350,233	85,872	1,866,177
Engineering	2,010,873	1,254,639	3,042,049	3,739,741
Environmental	261,835	274,167	678,681	721,661
Equipment rentals and leases	14,249	103,691	22,624	254,453
Freight	859	9,771	40,036	32,938
Geological	61,499	282,261	216,964	619,126
Graphics	(257)	7,365	26,148	26,655
Property and finders' fees	101	33,326	2,666	166,164
Site activities	287,758	108,490	980,101	908,260
Socioeconomic	484,849	566,403	1,087,250	1,284,211
Transportation	94,402	78,077	322,904	277,431
Incurred during the period	3,335,212	4,282,568	6,761,767	10,542,138
Non-cash stock based compensation	42,766	25,505	306,401	140,362
	3,377,978	4,308,073	7,068,168	10,682,500
Accumulated exploration expenses, beginning of period	49,668,804	35,977,524	45,978,614	29,603,097
Accumulated exploration expenses, end of period	$53,046,782	$40,285,597	$53,046,782	$40,285,597

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2007.

Operating results for the nine-month period ended September 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008 or for any other period.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

All material intercompany balances and transactions have been eliminated.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(c)	Mineral property interests

Exploration expenses incurred prior to the determination of the feasibility of mining operations and option payments, until such time as the option is exercised or an interest in the property is earned, are expensed as incurred.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

Mineral property acquisition costs subsequent to exercising the option or earning an interest in the property, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred.

Administrative expenditures are expensed in the period incurred.

(d)	Property and equipment

Property and equipment are primarily used in the Company's exploration activities and are stated at cost less accumulated amortization. Amortization of equipment related to the Company's exploration activities is included within exploration expenses. Amortization of equipment not specifically related to the Company's exploration activities is included in the consolidated statements of operations. Amortization is provided on a straight-line basis at various rates ranging from 10% to 50% per annum representing the estimated useful lives of the related equipment.

(e)	Share capital

Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at their quoted market price on the date the agreement to issue the shares was reached and announced for business combinations and the date of issuance for other non-monetary transactions.

(f)	Stock-based compensation

The Company has a share purchase option plan, which is described in note 8(d). All stock-based payments are accounted for using a fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(g)	Foreign currency translation

All of the Company's foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars ("CAD") at exchange rates in effect at the balance sheet date. Non- monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses are translated at the rates in effect at the date of transaction. Gains or losses on translation are recorded in the consolidated statements of operations.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

(h)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the year. For all periods presented, earnings (loss) available to common shareholders equals reported earnings (loss). Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants are applied to repurchase common shares at the average market price for the year. For all years presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

(i)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments, property and equipment and mineral property interests, valuation of income tax assets and liabilities, determination of fair values assigned to the net assets acquired and liabilities assumed on acquisitions, determination of reclamation obligations and determination of fair values of stock options and warrants. Actual results could differ from those estimates.

(j)	Segment disclosures

The Company operated in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

(k)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of existing assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reduce the asset to its estimated realizable amount.

(l)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

related asset. As at the end of reported period, the Company did not have any asset retirement obligations.

(m)	Impairment of long-lived assets

The Company periodically reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(n)	Variable interest entities

Pursuant to Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"), the Company is required to consolidate variable interest entities ("VIEs"), where it is the VIEs primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. For the year ended December 31, 2005, the Company concluded that the Xietongmen joint venture was a variable interest entity requiring consolidation. For the years ended December 31, 2007 and 2006, the Company has determined that it has no variable interest entities.

(o)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Standards

(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance. Refer to note 7(b) of these consolidated financial statements.

(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation". They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures relating to fair value. In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified minimum disclosures of credit risk, liquidity risk and market risk. The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008.

(iii)	Amendments to Section 1400 – Going Concern

CICA Handbook Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements for the fiscal years beginning on or after January 1, 2008.

4.	EQUIPMENT

	Sept 30, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Leasehold
Improvements	$117,692	$44,027	$73,665	$47,848	$28,846	$19,002
Computers	199,449	137,183	62,266	170,383	81,842	88,541
Field	197,021	168,958	28,063	185,884	118,186	67,698
Furniture	41,734	24,391	17,343	26,013	17,871	8,142
Vehicles	530,562	245,251	285,311	530,562	165,665	364,897
	$1,086,458	$619,810	$466,648	$960,690	$412,410	$548,280

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTEREST

Xietongmen Property	Sept 30, 2008	December 31, 2007

Balance, beginning of the year	$117,287,309	$112,747,309
Acquired during the period:
Mining permit costs	710,000	3,405,000
Future income tax related to mining permit costs	235,000	1,135,000
Balance, end of the period	$118,232,309	$117,287,309

6.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

	•	an unlimited number of common shares without par value; and
	•	an unlimited number of non-voting, redeemable preferred shares without par value.

(b)	Issued and outstanding common share capital

	Number of	Dollar
	common shares	amount
Balance, December 31, 2007 & September 30, 2008	129,053,041	$175,044,539

(c)	Warrants

The continuity of the number of share purchase warrants is as follows:

	Dec. 15	Feb. 14
Expiry date	2008	2009
Exercise price	$ 1.59	$ 1.59
Balance, December 31, 2007 & Sept 30, 2008	1,000,000	500,000

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

(d)	Share purchase option plan

The continuity of the number of share purchase options is as follows:

Share purchase options outstanding	Number of	Weighted average
	options	exercise price
Balance, December 31, 2007	6,554,607	$ 1.74
Expired or cancelled	(38,334)	1.72
Balance, March 31, 2008	6,516,273	1.79
Options granted	4,739,000	1.32
Expired or cancelled	(142,500)	1.69
Balance, June 30, 2008	11,112,773	1.58
Expired or cancelled	(477,666)	1.57
Balance, September 30, 2008	10,635,107	$ 1.58

The following table summarizes the Company's stock options outstanding at September 30, 2008:

		Number of options	Number of options
Expiry date	Option price	outstanding	exercisable
December 15, 2008	$ 2.10	40,000	26,667
December 21, 2008	$ 1.21	136,607	136,607
February 27, 2009	$ 1.61	50,000	50,000
April 30, 2009	$ 2.01	1,242,500	1,242,500
November 30, 2009	$ 1.61	250,000	250,000
September 30, 2010	$ 1.68	138,000	49,333
February 28, 2011	$ 1.61	2,800,000	2,266,667
February 28, 2011	$ 1.68	350,000	233,333
May 2, 2011	$ 1.32	4,428,000	1,546,332
February 29, 2012	$ 2.01	1,200,000	1,200,000

Total		10,635,107	7,001,439
Weighted average option price		$ 1.58	$ 1.68

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three and six months ended June 30, 2008, and which have been reflected in the consolidated statements of operations, is as follows:

Transactions	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Exploration
Engineering	$19,863	$20,900	$137,824	$20,900
Environmental, socioeconomic and land	7,119	–	49,808	–
Geological	15,784	4,605	118,769	119,462
Exploration	42,766	25,505	306,401	140,362
Operations and administration	287,751	683,856	1,415,144	1,991,466
Total compensation cost recognized in	$330,517	$709,361	$1,721,545	$2,131,828
operations, credited to contributed surplus

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Risk free interest rate	3.35%	3.76%	3.35%	3.76%
Expected life	3.1 years	3.1 years	3.1 years	3.1 years
Expected volatility	80%	88%	80%	88%
Expected dividends	nil	nil	nil	nil

On October 1, 2008, the Company granted 400,000 options expiring October 1, 2011, at an exercise price of $0.79 to consultants.

(e)	Contributed surplus

Balance, December 31, 2007	$10,680,085
Changes during the period
Stock-based compensation	1,721,545
Mining permit cost	710,000
Balance, September 30, 2008	$13,111,630

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

7.	FINANCIAL INSTRUMENTS

a)	Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

The fair value of amounts due from or due to related parties are not determinable due to the related party nature and the lack of a market for such balances. The fair values of the Company's investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company (note 4 to the consolidated financial statements for the year ended December 31, 2007), are not practicably determinable due to the nature of the amounts and the absence of a quoted market price for such instruments.

The fair value of the long-term payable is estimated to be $1,596,300 (2007 - $1,982,600), based on discounted future cash flows.

b)	Capital disclosures

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity and term loan, as well as its cash and equivalents, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements in order to maintain or adjust the capital structure. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at September 30, 2008 are sufficient for its present needs, specifically to continue administrative, exploration, and mine development activities at current levels through the end of 2008.

There were no changes to the Company’s approach to capital management during the three and nine months ended September 30, 2008. The Company is not subject to externally imposed capital requirements as at September 30, 2008.

c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed are provided as follows:

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

(i)	Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents in high quality investments and with major financial institutions. Substantially all the Company's cash and cash equivalents in Canada not needed for operations are invested in treasury bills backed by the Government of Canada held with one major financial institution and its subsidiaries. The Company does not have any financial assets that are invested in any form of asset backed commercial paper.

(ii)	Liquidity Risk

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents. The Company’s cash and equivalents are invested in treasury bills, and business accounts, which are immediately available on demand for the Company’s use, and which are not invested in any asset backed investments.

For cash held in People’s Republic of China (“PRC”), the repatriation of this cash in foreign currency is permitted upon the routine approval of the State Administration for Foreign Exchange. The Company's Chinese subsidiary is required to obtain routine tax clearances from the authorities in order to remit services fees and royalties for large amounts.

The following are the contractual maturities of financial liabilities:

	Carrying	Contractual
2008	amount	cash flow	2008	2009	2010
Accounts payable
and accrued
liabilities	$2,344,661	$2,343,618	$2,343,618	–	–
Amounts due to
related parties	228,025	228,025	228,025	–	–
Long-term
payable	1,596,300	1,596,300	532,000	532,000	532,000
Office lease
commitments	377,407	377,407	57,289	213,412	106,706

	Carrying	Contractual
2007	amount	cash flow	2008	2009	2010
Accounts payable
and accrued
liabilities	$1,912,150	$1,912,150	$1,912,150	–	–
Loan from related
party	345,420	345,420	345,420	–	–
Long-term
payable	1,982,600	1,982,600	991,300	495,650	495,650

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

(iii)	Price Risks

The significant price risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk.

Foreign exchange risk

A significant portion of the Company's administrative operations are in Canada.

While the Company incurs some of its exploration expenditures in Canadian dollars, a significant portion is incurred in Chinese Renminbi Yuan (“RMB”),with certain large expenditures incurred in United States dollars (“USD”), and consequently are subject to exchange rate risk.

The Company typically holds a significant portion of its cash in Canadian dollars (“CAD”) and reports the results of its operations in Canadian dollars. The Company is exposed to exchange rate sensitivity, to the extent that the Canadian dollar fluctuates with the USD and the RMB.

The Company’s liabilities are typically denominated in Canadian dollars and RMB with some small amounts in USD and the Company has no material commitments in other currencies. However, the Company has a US$1,500,000 liability relating to the acquisition of certain mineral properties, payable in US dollars, at a rate of US$500,000 per year (note 5(a)(iii) to consolidated financial statements for the year ended December 31, 2007) .

The Company currently does not engage in foreign currency hedging.

The exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is as follows:

	As at September 30,	As at December 31,
The amounts are expressed in CAD equivalents	2008	2007
United States dollars	$1,553,718	$426,109
Chinese renminbi	291,687	259,859
Total financial assets	$1,845,405	$685,968

United States dollars	$1,631,410	$1,996,537
Chinese renminbi	1,232,990	1,408,867
Total financial liabilities	$2,864,400	$3,405,404

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

The following significant exchange rates applied during the period:

	2008 January –	2007 January –
	September	December
USD to CAD
United States dollars – closing rate	1.0642	1.0088
United States dollars – average rate	1.0186	0.9304

RMB to CAD
Chinese renminbi – closing rate	6.46	7.39
Chinese renminbi – average rate	6.86	7.08

For the period ended September 30, 2008, with other variables unchanged, a 1% strengthening (weakening) of the Chinese renminbi against the Canadian dollar would have increased (decreased) net loss by approximately $22,000.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. Fluctuations in interest rates when cash equivalents mature impact interest income earned.

Other than the US$1.5 million non-interest bearing debt related to the acquisition of the surrounding properties, the Company has no debt, other than routine accounts payable.

For the period ended September 30, 2008, with other variables unchanged, a 1% change in the general interest rates would have had no material impact on net loss.

Commodity price risk

While the value of Continental's resource properties relate to the price of copper and gold metals and their outlook, Continental currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	September 30	December 31
Amounts due from (to) related parties	2008	2007
Hunter Dickinson Services Inc. (b)	$16,490	$(141,323)
Tibet Bojing and Beijing Honglu (c)	(128,286)	–
Dave Copeland/CEC Engineering(d)	(48,674)	(36,458)
Jack Yang/Sundecin Enterprises Inc. (e)	(20,796)	(27,371)
Dickson Hall & Associates Ltd. (f)	(20,144)	(44,444)
Zhengxun Guo ()	–	443
Gerald Panneton	–	(66,267)
Qi Deng (g)	(26,615)	(30,000)
	$(228,025)	$(345,420)

	Three months ended		Nine months ended
	September 30		September 30
Transactions:	2008	2007	2008	2007
Hunter Dickinson Services Inc. –
reimbursement for third party expenses
and services rendered (a)	$987,256	$656,221	$3,053,892	$1,948,972
Tibet Bojing (c)	69,157	125,831	207,470	481,800
Beijing Honglu (c)	51,867	79,092	174,278	185,031
C.E.C. Engineering (d)	89,681	21,681	278,395	85,601
Sundecin Enterprise Inc. (e)	26,520	26,962	86,190	90,407
Dickson Hall & Associates Ltd. (f)	68,472	58,752	202,088	153,000
Qi Deng (g)	59,362	53,746	178,972	183,221
Zhengxun Guo (h)	16,978	14,967	51,592	48,585
Loan repayment to companies associated with a
director of KMK (i)	–	–	532,100	–

(a)

Hunter Dickinson Services Inc. ("HDSI"), formerly named Hunter Dickinson Inc., is a private company owned equally by seven public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008 which replaces the original agreement dated December 31, 1996 (“the old agreement”), on substantially the same terms as the old agreement.

(b)

Related party balances receivable or payable, in the normal course, are non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDSI.

(c)

During the three months ended September 30, 2008, the Company paid $69,157 (2007 – $125,831) and $51,867 (2007 – $79,092) to Tibet Bojing Minerals Investment Limited ("Tibet Bojing") and Beijing Honglu Shengdi Consulting Services Limited ("Beijing

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

Honglu"), two companies controlled by a director of the Company, for consulting services.

(d)

During the three months ended September 30, 2008, the Company paid $89,681 (2007 – $21,681) to C.E.C. Engineering Ltd ("CEC Engineering"), a company controlled by the president and Chief Executive Officer of the Company, for engineering consulting services.

(e)	During the three months ended September 30, 2008, the Company paid $26,520 (2007 – $26,962) to Sundecin Enterprises Inc., a company controlled by a director of the Company, for consulting services.

(f)	During the three months ended September 30, 2008, the Company paid $68,472 (2007 – $58,752) to Dickson Hall & Associates, a company controlled by an officer of the Company, for consulting services.

(g)

During the three months ended September 30, 2008, the Company paid $59,362 (2007 – $53,746) to Qi Deng, a director of Tibet Tian Yuan Minerals Exploration Ltd (“Tian Yuan”), the Company's main Tibetan subsidiary, for consulting and project management services.

(h)	During the three months ended September 30, 2008, the Company paid $16,978 (2007 – $14,967) to Zhengxun Guo, a director of Tian Yuan, for administrative and managerial services.

(i)

In December 2006, the Company acquired certain mineral properties (the "Surrounding Properties") from companies associated with a director (note 5(a)(iii) to consolidated financial statements for the year ended December 31, 2007).

Cash payments for the acquisition of these three mineral property interests, totaling US$3.25 million ($3,761,225) were and are to be paid as follows: US$1.25 million ($1,446,625) was paid on December 15, 2006, the closing date of the acquisition, and US$500,000 is due on each of the next four anniversaries of the closing, which has been recorded as a liability. The payment due December 15, 2007, was delayed until early 2008, as the vendors were restructuring their banking affairs. This payment was made during the first quarter of 2008 on February 4, 2008. Accordingly, at September 30, 2008, US$ 500,000 ($532,100) is included in current liabilities and US$ 1,000,000 ($1,064,200) is presented as a long-term payable. This long-term payable is non-interest bearing and is unsecured.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars)

9.	CONTINGENCIES AND COMMITMENTS

a)	Office leases

During the period, Tian Yuan signed a lease agreement for an office space in Beijing, China with a two-year lease term ending June 30, 2010. Tian Yuan also has another lease agreement for its offices in Tibet with a one-year lease term ending December 31, 2008. For Tian Yuan’s Beijing office, Tian Yuan pays base rent (110,000 Chinese Yuan per month) and property management fee (12,000 Chinese Yuan per month); For Tian Yuan’s Tibet offices, Tian Yuan pays based rent (9,000 Chinese Yuan per month) and its proportionate share of the operating costs. The obligation remaining under these leases are as follows:

	Beijing	Tibet	Total
2008	53,353	3,936	57,289
2009	213,412	–	213,412
2010	106,706	–	106,706
Total	373,471	3,936	377,407